Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

LAUNCH OF RMB COUNTER

Reference is made to the announcement of JD.com, Inc. (the “Company”) dated April 11, 2023 in relation to the application for addition of a RMB counter (the “Announcement”). Unless otherwise stated, capitalized terms used herein shall have the same meanings as those defined in the Announcement.

The Company is pleased to announce that the launch of its RMB counter will be effective on June 19, 2023 (the “Effective Date”). From the Effective Date, the Company will become a security with counters denominated in HKD and RMB and designated by the Stock Exchange as dual counter security in accordance with the Rules of the Exchange. The details of the Company’s HKD and RMB counters are as follow:

HKD Counter:			RMB Counter:
Stock code	:	09618	Stock code	:	89618
Stock short name (English)	:	JD-SW	Stock short name (English)	:	JD-SWR
Stock short name (Chinese)	:	京東集團-SW	Stock short name (Chinese)	:	京東集團-SWR
Board lot size	:	50 Class A ordinary shares	Board lot size	:	50 Class A ordinary shares

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors

Beijing, China, June 7, 2023

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Ms. Sandy Ran XU as the executive director, Ms. Caroline SCHEUFELE, Ms. Carol Yun Yau LI, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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